S 17004406 ION

SEC Mail Processing Section

FEB 09 2017

Washington DC 406

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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Chertoff Capital LLC

| OFFICIAL USE ONLY |
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| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1399 New York Avenue N.W. Suite 900
(No. and Street)

Washington (City) DC (State) 20005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Pidlipchak (202) 552-5274
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner and Sipken
(Name - *if individual, state last, first, middle name*)

132 Nassau Street (Address) New York (City) NY (State) 10038 (Zip Code)

2017 FEB -9 PM 3:57 RECEIVED SEC / TM

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

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**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, ***Jason Kaufman***, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of ***CHERTOFF CAPITAL LLC as of December 31, 2016***, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Managing Principal

Title

Notary Public

**SARAH E. MILLER**
**NOTARY PUBLIC DISTRICT OF COLUMBIA**
**My Commission Expires August 14, 2018**

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
( ) (c) Statement of Operations.
( ) (d) Statement of Cash Flows.
( ) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
( ) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

**CHERTOFF CAPITAL, LLC**

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ | 47,638 |
| Accounts receivable | | 28,125 |
| Other assets | | 7,899 |
| Total assets | $ | 83,662 |
| | | |
| **LIABILITIES AND MEMBER'S EQUITY** | | |
| **Liabilities:** | | |
| Accounts payable & accrued expenses | $ | 18,659 |
| Total liabilities | | 18,659 |
| | | |
| **Commitments and Contingencies** (Note 3) | | |
| | | |
| **Member's Equity** (Note 4) | | 65,003 |
| Total liabilities and member's equity | $ | 83,662 |

**CHERTOFF CAPITAL, LLC**
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

**Note 1- Nature of Business**

Chertoff Capital, LLC (The "Company"), a Limited Liability Company, is a broker/dealer of securities registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company is wholly owned by the Chertoff Group LLC ("Parent").

**Note 2- Summary of Significant Accounting Policies**

*a)* ***Revenue Recognition***
The Company recognizes revenue from placement fees upon completion of the private placement offering and advisory fees over the life of the underlying agreement at the time work is performed and services are rendered.

*b)* ***Income Taxes***
As a single member limited liability company, the Company is a flow-through entity, which provides that the Company passes on all income and expenses to its parent. As a result, no income taxes are payable by or provided for in the Company's financial statements.

*c)* ***Cash and Cash Equivalents***
For the purpose of the statement of cash flows, the Company considers money market instruments to be cash and cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

*d)* ***Use of Estimates***
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

*e)* ***Subsequent Events***
The Company has evaluated events and transactions that occurred between December 31, 2016 and January 31, 2017 which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

**Note 3- Related Party Transactions**

Pursuant to an administrative service and expense sharing agreement (the "Agreement") between the Company and its parent, the parent assumes all expenses relating to the operation of the Company.

**Note 4- Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2016, the Company's net capital of $28,979 was $23,979 in excess of the required net capital of $5,000.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Chertoff Capital, LLC
1399 New York Avenue, Suite. 900
Washington, DC 20005

We have audited the accompanying statement of financial condition of Chertoff Capital, LLC, (the Company) as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Chertoff Capital, LLC, as of December 31, 2016 in conformity with accounting principles generally accepted in the United States.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

New York, NY
January 31, 2017